SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          Schedule 13G
           Under the Securities Exchange Act of
                     1934 (Amendment No. ____)*


                      Envirosource, Inc.
                     (Name of Issuer)


            Common Stock, par value $.05 per share
                 (Title of Class of Securities)


                           29409K101
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                        Page 1 of 5 Pages

CUSIP NO. 29409K101                                                   13G

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Eagle Asset Management, Inc.            59-2385219

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                       (B) ______

3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Florida

    NUMBER OF              5.    SOLE VOTING POWER
     SHARES                          2,128,200
  BENEFICIALLY             6.    SHARED VOTING POWER
  OWNED AS OF                          - - -
  DECEMBER 31, 1996        7.    SOLE DISPOSITIVE POWER
      BY EACH                        2,128,200
    REPORTING              8.    SHARED DISPOSITIVE POWER
   PERSON WITH                         - - -

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,128,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                 --------
                                                /       /
                                                --------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.27%

12.  TYPE OF REPORTING PERSON*

            IA


          *SEE INSTRUCTION BEFORE FILLING OUT!




                              Page 2 of 5 Pages

 Item 1(a)     Name of Issuer:

               Envirosource, Inc.


Item 1(b)      Address of Issuer's Principal Executing Offices:

               1155 Business Center Drive
               Horsham, PA  19044-3454


Item 2(a)      Name of Person Filing:

               Eagle Asset Management, Inc.

Item 2(b)      Address of Principal Business Office:

               880 Carillon Parkway
               St. Petersburg, Florida  33716


Item 2(c)      Citizenship:

               Florida


Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.05 per share


Item 2(e)      CUSIP Number:

               29409K101

Item 3         Type of Reporting Person:

               (e) Investment Adviser registered under Section 203 of the
                   Investment Advisors Act of 1940


                                Page 3 of 5 Pages

Item 4         Ownership as of December 31, 1996:

               (a)  Amount Beneficially Owned:

                    2,128,200 shares of common stock beneficially owned
                    including:
                                                       No. of Shares
                    Eagle Asset Management, Inc.         2,128,200


               (b)  Percent of Class:                       5.27%

               (c)  Deemed Voting Power and Disposition Power:

                    (i)          (ii)           (iii)         (iv)
                                                Deemed        Deemed
                    Deemed       Deemed         to have       to have
                    to have      to have        Sole Power    Shared Power
                    Sole Power   Shared Power   to Dispose    to Dispose
                    to Vote or   to Vote or     or to         or to
                    to Direct    to Direct      Direct the    Direct the
                    to Vote      to Vote        Disposition   Disposition

Eagle Asset         2,128,200    ----           2,128,200     ----
Management, Inc.

Item 5         Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                       (        )

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

               N/A

                                 Page 4 of 5 Pages

Item 8         Identification and Classification of Members of the Group:  N/A

Item 9         Notice of Dissolution of Group:   N/A

Item 10        Certification:

               By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1997                   EAGLE ASSET MANAGEMENT, INC.




                                         Kenneth K. Koster
                                         Senior Vice President, Administration
                                         Chief Compliance Officer

























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